

10030039

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53419

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Westrock Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue Suite 934
(No. and Street)

New York	New York	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Dinatale — (212) 220-7520
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 290	Livingston	New Jersey	07039-1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KJ 4/2/10

417

AFFIRMATION

I, Don Hunter, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Westrock Advisors, Inc. for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Don Hunter
Title: CEO

Date: 3/30/10

Sworn to and subscribed before me
This 30 day of March, 2010



Notary Public

STEPHAN M. LELO
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NASSAU COUNTY
REG. NO. 01LE6184340
MY COMMISSION EXPIRES 04-07-2012

This report contains (check all applicable boxes):

Facing Page.

(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Changes in Stockholder's Equity
(x)	(e)	Statement of Cash Flows
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(i)	Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not applicable)
( )	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-2 (Not required).
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not applicable).
(x)	(l)	An Oath or Affirmation.
(x)	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

WESTROCK ADVISORS, INC.

DECEMBER 31, 2009

CONTENTS

SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder's and Directors of
Westrock Advisors, Inc.
New York, New York 10169

We have audited the accompanying financial condition of Westrock Advisors, Inc. at December 31, 2009 and the related statements of income, changes in stockholder's equity, cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westrock Advisors, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses and has experienced a deficiency of cash from operations. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Certified Public Accountants

Livingston, New Jersey
March 29, 2010

WESTROCK ADVISORS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2009

WESTROCK ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	4,868
Securities owned		420,486
Commissions receivable		263,394
Due from clearing organization		216,502
Due from affiliate		303,114
Fixed assets, net		35,441
Prepaid expense		78,988
Other		134,869
Total Assets	$	1,457,662

LIABILITIES AND STOCKHOLDER'S EQUITY

Line of Credit		33,945
Accounts payable and accrued expenses		553,336
Total Current liabilities		587,281
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock, no par value, 2,500,000 shares authorized, 1,306,812 shares issued and outstanding		450
Additional paid-in capital		6,372,967
Accumulated deficit		(5,446,484)
		926,933
Treasury stock, at cost		(56,552)
Total Stockholder's Equity		870,381
Total Liabilities and Stockholder's Equity	$	1,457,662

WESTROCK ADVISORS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

REVENUES		
Trading	$	261,605
Commissions		5,575,734
Interest		69,325
Gain on firm securities		13,399
Other		895,722
TOTAL REVENUE		6,815,785
OPERATING EXPENSES		
Employee compensation and related benefits		5,016,832
Clearance charges		873,433
Occupancy charges		979,701
General administrative expenses		561,506
Professional fees		365,704
Travel and entertainment		140,144
Depreciation		76,176
Other expense		380,645
TOTAL OPERATING EXPENSES		8,394,141
LOSS BEFORE OTHER EXPENSES		(1,578,356)
OTHER EXPENSES, Interest		(2,325)
LOSS BEFORE PROVISION FOR TAXES		(1,580,681)
PROVISION FOR INCOME TAXES		-
NET LOSS	$	(1,580,681)

WESTROCK ADVISORS, INC.
CHANGE IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Stockholders' Equity
Beginning Balance, January 1, 2009	$ 450	$ 4,885,092	$ (3,865,803)	$ (56,552)	$ 963,187
Capital contribution	-	1,487,875	-		1,487,875
Net loss	-	-	(1,580,681)		(1,580,681)
Ending Balance, December 31, 2009	$ 450	$ 6,372,967	$ (5,446,484)	$ (56,552)	$ 870,381

WESTROCK ADVISORS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES:		
NET LOSS	$	(1,580,681)
Adjustments to reconcile net income (loss) to net cash (used for) provided by operating activities:		
Depreciation and amortization		76,176
Changes in certain assets and liabilities:		
Securities owned		(393,826)
Commission receivable		(20,083)
Due from clearing organization		(43,995)
Due from affiliate		(303,014)
Due from employee		133,574
Prepaid expenses and other assets		(827)
Due from officer		500,000
Accounts payable and accrued expenses		(104,286)
Net Cash Used for Operating Activities		(1,736,962)
FINANCING ACTIVITIES:		
Capital contributions		1,487,875
Line of credit, net		(19,046)
Net Cash Provided by Financing Activities		1,468,829
DECREASE IN CASH		(268,133)
CASH:		
Beginning of year		273,001
End of year	$	4,868

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid during the year for:		
Interest	$	2,325
Income taxes	$	-

NOTE 1 - ORGANIZATION:

Organization:
Westrock Advisors, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Westrock Advisors, Inc. is a wholly owned subsidiary of Westrock Group, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America under the *FASB Accounting Standards Codification.*

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned:
Marketable securities owned, which consist primarily of stocks and auction rate securities, are recorded on the balance sheet at fair value. Fair value is determined by the Company's clearing broker and bid pricing from independent services on the stock portfolio, and management's estimate when an immediate market is not readily available. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Commissions Receivable:
The Company's commissions receivable are recorded at amounts charged to the customer transaction and presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company. No allowance is deemed necessary by management.

Fixed Assets:
Fixed assets are recorded at cost. For financial reporting, the straight-line method of depreciation is used based on the estimated useful lives of the assets. Amortization of leasehold improvements is provided for on a straight-line basis over the estimated useful life or the terms of the respective lease, whichever is shorter.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Revenue Recognition:
Investment income is recorded when earned. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed) and the net realized gain or loss on sales of securities is determined by the use of the first-in, first-out (FIFO) method. Recording net realized gains or losses on the average price or specifically identified cost methods would not result in any material differences.

Income Taxes:
The Company files its tax information as part of a consolidated group. These financial statements reflect the income tax at the entity level. The Company utilizes accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Deferred taxes have been deemed immaterial.

Accounting for Uncertain Tax Positions:
The Company follows the Income Taxes Topic of the *FASB Accounting Standards Codification*, which provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. The Company's tax return for 2008 was filed as part of a consolidated return subsequent to the prescribed due date. The financial statements have been prepared under the anticipation of the taxing authorities accepting such filings. Accordingly, no penalties and interest have been reflected in the financial statements. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the statements of operations. The tax years subject to examination by the taxing authorities are the years ended December 31, 2006, and forward. No interest and penalties have been recorded for the periods open.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2009 through March 29, 2010, the date when the financial statements were available to be issued. Other than addressed in Note 15, the Company is not aware of any additional subsequent events which would require recognition or disclosure in the financial statements.

NOTE 3 - GOING CONCERN:

The accompanying financial statements have been prepared assuming the Company is a going concern, which assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has suffered recurring losses from operations, and has experienced significant deficiencies in cash from operations.

These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount of liabilities that might be necessary should the Company be unable to continue in existence. Continuation of the Company as a going concern is dependent upon achieving profitable operations. Management's plans to achieve profitability include, but are not limited to, being able to offer new products to new customers, as well as cross-selling existing customers with new products.

In order to fund operations, the company will seek additional capital from the parent company. However, there are no assurances that sufficient capital will be contributed to the Company.

NOTE 4 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with National Financial Services LLC (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

At December 31, 2009, the amount due from the Clearing Broker was $216,502. All amounts due from the Clearing Broker are collateralized by the marketable securities held by the Company. The Clearing Broker charges interest and other costs monthly at varying amounts. Clearing charges amounted to $873,433 for the year ended December 31, 2009.

The Agreement provides the Company to maintain its trading activity until March 2016.

NOTE 5 - SECURITIES OWNED:

At December 31, 2009, marketable securities owned and held in the principal trading account of the Company consisted of the following:

	2009
Stocks and mutual funds	$ 420,486

NOTE 6 - FAIR VALUE OF SECURITIES:

As of December 31, 2009, the Fair Value of Securities was classified into the following levels:

	LEVEL 1	**LEVEL 2**	**LEVEL 3**	**NETTING ADJ.**	**TOTAL**
Stocks and mutual funds	$ 120,486	$ -	$ 300,000	$ -	$420,486

The table below sets forth a summary of changes in the fair value of the Level 3 assets for the year ended December 31, 2009.

Balance, beginning of year	$ -
Securities purchased	300,000
Securities sold	-
Balance, end of year	$ 300,000

NOTE 7 - FIXED ASSETS:

At December 31, 2009, fixed assets were comprised as follows:

	Estimated Useful Life	**2009**
Computer equipment	3-5	$ 253,954
Office equipment	7	27,110
Furniture and fixtures	5 - 7	112,962
Leasehold improvements	Life of lease	3,300
		397,326
Less: Accumulated depreciation and amortization		361,885
Fixed Assets, Net		$ 35,441

NOTE 9 - LINE OF CREDIT:

The Company had a line of credit arrangement that allowed the Company to borrow up to $100,000, at an interest rate of prime plus 0.5% (Prime at December 31, 2009 was 3.25%) During 2009, the company amended the line of credit arrangement and lowered the credit limit to zero. At December 31, 2009, the balance outstanding on the line amounted to $33,945.

NOTE 10 - INCOME TAXES:

Provision/(benefit) for income taxes for the year ended December 31, 2009 is comprised of the following:

Federal, state and city current provision	$ -
Deferred benefit:	
Federal	(553,200)
State	(112,200)
City	(134,400)
	(799,800)
Valuation allowance	799,800
Net provision for income taxes	$ -

As of December 31, 2009, the Company has available net operating loss carry-forwards of approximately $5,400,000. These net operating losses carry-forwards expire at varying amounts through 2029, and resulted in deferred tax assets of approximately $2,760,000 at December 31, 2009. A valuation reserve has been recorded for the full amount to the uncertainty of realization of the deferred tax assets.

NOTE 11 - COMMITMENTS:

The Company leases office space under various offices leases with monthly payments of $71,800 until July 31, 2017.

At December 31, 2009, future minimum annual lease payments are as follows:

Year	
2010	$ 915,552
2011	888,106
2012	730,586
2013	737,526
2014	750,506
Thereafter	1,938,506
	$ 5,960,782

The following summary shows the composition of total rental expense for all operating leases:

Minimum rents	$ 1,123,701
Less: Sublease rental income	(144,000)
Net rental expense	$ 979,701

At December 31, 2009, future minimum sublease payments are as follows:

Year	
2010	$ 144,000
2011	24,000
	$ 168,000

NOTE 12 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the Rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2009, the Company has net capital of $154,248 which was $104,248 in excess of its minimum dollar net capital requirement of $50,000.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities Exchange Act of 1934 due to the fact that it qualifies for, and complies, with the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the "computation of reserve requirements".

NOTE 13 - RELATED PARTY TRANSACTIONS

During the year, the Company received from its affiliated Company its share of rent expense for the rent, which was owed, in the amount of $144,000.

NOTE 14 - CONTINGENCIES

The Company is party to various law suits brought on by former account holders for various reasons. Generally, the lawsuits allege inappropriate trading by a former employee of the Company. The Company is unable to determine the ultimate outcome of such litigations. The total approximately range of all claims is $-0- to $824,000. As of December 31, 2009, the Company has $-0- accrued for such claims.

NOTE 15 – SUBSEQUENT EVENTS

On March 22, 2010, FINRA granted Westrock Advisors, Inc. approval of its continued membership agreement which granted LBC Western Holding Inc, a Native American Tribal Organization, 100% ownership of its parent Westrock Group Inc. Pursuant to the approval FINRA is requiring Westrock Advisors, Inc., to maintain excess net capital of $155,000 above the statutory requirement of $50,000.



SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholder
Westrock Advisors, Inc.
New York, New York 10169

We have audited the accompanying financial statements of Westrock Advisors, Inc. as of December 31, 2009, and have issued our report thereon dated March 29, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
March 29, 2010

WESTROCK ADVISORS, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

NET CAPITAL:	
Total ownership equity qualified for net capital	$ 870,381
Deductions and charges:	
Nonallowable assets	
Other receivables	1,678
Restricted Stock	95,716
Due from affiliate	303,114
Fixed assets	35,441
Other	213,857
Total Nonallowable Assets	649,806
Net capital before haircuts on securities position	220,575
Haircuts on securities:	
Auction rate securities, stocks and money market	66,327
Total Haircuts on Securities Positions	66,327
NET CAPITAL	$ 154,248
AGGREGATE INDEBTEDNESS:	
Items included in statements of financial condition:	
Line of credit	$ 33,945
Accounts payable and other accrued expenses	553,336
TOTAL AGGREGATE INDEBTEDNESS	$ 587,281
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Net capital requirement	$ 50,000
Excess net capital	$ 104,248
Excess net capital at 1000%	$ 95,520
Ratio: aggregate indebtedness to net capital	3.8 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Included in Part IIA of Form X-17A-5 as of DECEMBER 31, 2009:	
Net capital, as reported in Company's (Unaudited) FOCUS report Part IIA	$ 136,315
Net audit adjustments	17,933
NET CAPITAL PER ABOVE	$ 154,248

See independent auditors' report on supplementary information.

WESTROCK ADVISORS INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

Westrock Advisors, Inc. is not required to furnish this schedule due to its compliance with the exemptive provision k(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. All customer transactions have been cleared through another broker-dealer on a fully disclosed basis.

WESTROCK ADVISORS, INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2009



SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder's and Directors of
Westrock Advisors, Inc.
New York, New York 10169

In planning and performing our audit of the financial statements and supplementary information of Westrock Advisors, Inc. (the "Company") for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934 (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the Untied States of America, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
March 29, 2010



SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholder's and Directors of
Westrock Advisors, Inc.
New York, New York 10169

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Westrock and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and, solely to assist you and the other specified parties in evaluating Westrock Advisors, compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Westrock's management is responsible for the Westrock compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments; if any, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sobel + Co., LLC

Certified Public Accountants

Livingston, New Jersey
March 29, 2010